UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006.

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 28 November, 2006

ASX & MEDIA RELEASE
28 NOVEMBER, 2006

Novogen Limited’s subsidiary, Marshall Edwards Inc. (NASDAQ: MSHL), has just made the following announcement:

Marshall Edwards, Inc., appoints Professor Bryan Williams as Chairman.

Washington DC (November 28 2006): The Board of Directors of Marshall Edwards, Inc.,
(Nasdaq : MSHL) has appointed Professor Bryan Williams as the non-executive chairman.

Professor Williams is the Director of the Monash Institute of Medical Research (MIMR), in Melbourne, Australia and also heads the Centre for Cancer Research at MIMR. He joined the board of Marshall Edwards, Inc., as a non-executive director in March 2006.

He was previously the Chairman of the Department of Cancer Biology at the Lerner Research Institute of the Cleveland Clinic Foundation in Cleveland, Ohio, USA. He was also an Associate Director of the Case Comprehensive Cancer Centre in Cleveland.

Professor Williams has a distinguished career in cancer research. He has previously worked in America, Canada, England and New Zealand, specializing in the molecular biology of tumour suppression, and focusing on the role tumour suppressor genes may play in regulating cell growth, maturation and apoptosis (programmed cell death). He is internationally recognized for his contributions to research on Wilms Tumor, a cancer of the kidney that primarily affects children, for studies on protein kinase R, an important cellular signalling molecule and for work on innate immunity.

Professor Williams said “it is a privilege to chair the company at this very exciting time in its clinical and commercial development.”

“We have just announced the treatment of the first patient in the pivotal phase III ‘Ovature’ ovarian cancer multi-national clinical trial, and over the next year will be treating patients in this clinical trial in the US, Europe and Australia” he said.

He added that the Company has also appointed JPMorgan as its exclusive financial advisors to assist in its strategic development and to coordinate the commercialization opportunities for the drug candidate phenoxodiol.

Professor Williams succeeds Dr Graham Kelly who remains a non-executive director of the Company.

About Marshall Edwards, Inc.

Marshall Edwards, Inc., (Nasdaq : MSHL) has licensed rights from Novogen Limited (Nasdaq : NVGN) to bring three oncology drugs - phenoxodiol, NV-196 and NV-143 - to market globally. Marshall Edwards, Inc. is majority owned by Novogen, an Australian biotechnology company that is specializing in the development of therapeutics based on a flavonoid technology platform. Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases. More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.